SCHEDULE 13G
Amendment No. 2
Niagara Mohawk Holdings Inc.
Common Stock $1 par value

Cusip # 653-520-106
Item 1:  Reporting Person Tiger
Management L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6: -0-
Item 7:  -0
Item 8: -0-
Item 9: -0-
Item 11: -0-%
Item 12: IA


Cusip #  653-520-106
Item 1:  Reporting Person Tiger
Performance L.L.C.
Item 4:  Delaware
Item 5:  -0-
Item 6: -0-
Item 7:  -0-
Item 8: -0-
Item 9: -0-
Item 11: -0-%
Item 12: IA


Cusip #  653-520-106
Item 1:  Reporting Person Julian H.
Robertson, Jr.
Item 4:  U.S.
Item 5:  8,525,879
Item 6: -0-
Item 7:  8,525,879
Item 8: -0-
Item 9:  8,525,879
Item 11: 4.9%
Item 12: IN

Item 1(a). Niagara Mohawk Holdings Inc.

Item 1(b). 300 Erie Boulevard West,
Syracuse, New York  13202

Item 2(a). This statement is
filed on behalf of Tiger
Management L.L.C.("TMLLC"),
Tiger Performance L.L.C.
("TPLLC") and Julian H.
Robertson, Jr.  Julian H.
Robertson, Jr. is the
ultimate controlling person
of TMLLC and TPLLC.

Item 2(b). The address of
each reporting person is 101
Park Avenue, New York, NY
10178

Item 2(c). Incorporated by
reference to item (4) of the
cover page pertaining to
each reporting person.

Item 2(d). Common Stock $1
par value.

Item 2(e).  Cusip # 653-520-106

Item 3. TMLLC and TPLLC are
investment advisers
registered under Section 203
of the Investment Advisers
Act of 1940.

Item 4.  Ownership is
incorporated by reference to
items (5)-(9) and (11) of
the cover page pertaining to
each reporting person as of 5/31/00.

Item 5.  Reporting persons
have ceased to be the beneficial
owners of more than five percent.

Item 6.  Not applicable

Item 7.  Not applicable

Item 8.  Not applicable

Item 9.   Not applicable

Item 10.  By signing below, I
certify that, to the best of
my knowledge and belief, the
securities referred to above
were acquired in the
ordinary course of business
and were not acquired for
the purpose of and do not
have the effect of changing
or influencing the control
of the issuer of such
securities and were not
acquired in connection with
or as a participant in any
transaction having such
purpose or effect. After
reasonable inquiry and to
the best of my knowledge and
belief, I certify that the
information set forth in
this statement is true,
complete and correct.

June 13, 2000

TIGER MANAGEMENT L.L.C.
/s/ Nolan Altman,
Chief Financial Officer of
the Funds

TIGER PERFORMANCE L.L.C.
/s/ Nolan Altman,
Chief Financial Officer of
the Funds

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman Under Power
of Attorney dated 1/11/00
On File with Schedule 13GA No. 4
for Federal Mogul Corp. 5/15/00,
Attached Exhibit

AGREEMENT
The undersigned agree that
this Amendment No. 2 for Schedule 13G
dated June 13, 2000 relating
to shares of common stock of
Niagara Mohawk Holdings Inc. shall be
filed on behalf of each of
the undersigned.

TIGER MANAGEMENT L.L.C.
/s/ Nolan Altman,
Chief Financial Officer of
the Funds

TIGER PERFORMANCE L.L.C.
/s/ Nolan Altman,
Chief Financial Officer of
the Funds

JULIAN H. ROBERTSON, JR. By:
/s/ Nolan Altman Under Power
of Attorney dated 1/11/00
On File with Schedule 13GA No. 4
for Federal Mogul Corp. 5/15/00,
Attached Exhibit